Exhibit 99.2

EXECUTION VERSION

July 18, 2022

VIQ Solutions Inc.

5915 Airport Road, Suite 700

Mississauga, Ontario

L4V 1T1

Attn: Mr. Sebastien Paré

President and Chief Executive Officer

Dear Mr. Paré:

This letter (this “Agreement”) constitutes the agreement between A.G.P./Alliance Global Partners (the “Placement Agent”) and VIQ Solutions Inc., a company existing under the laws of Ontario (the “Company”), that the Placement Agent shall serve as the placement agent for the Company, on a “reasonable best efforts” basis, in connection with the proposed private placement offering (the “Offering”) of common shares of the Company (the “Common Shares”), and warrants to purchase Common Shares (the “Warrants” and together with the Common Shares, the “Securities”). The Securities actually placed by the Placement Agent are referred to herein as the “Placement Agent Securities.” The terms of the Offering shall be mutually agreed upon by the Company and the purchasers of the Securities (each, a “Purchaser” and collectively, the “Purchasers”), and nothing herein shall confer or be construed to confer on the Placement Agent the power or authority to bind the Company or any Purchaser, or constitute or be construed as an obligation for the Company to issue any Securities or complete the Offering. The Company expressly acknowledges and agrees that the Placement Agent’s obligations hereunder are on a reasonable best efforts basis only and that the execution of this Agreement does not constitute a commitment by the Placement Agent to purchase the Securities and does not ensure the successful placement of the Securities or any portion thereof or the success of the Placement Agent with respect to securing any other financing on behalf of the Company. The Placement Agent may retain other brokers or dealers to act as sub-agents or selected-dealers (a “Selling Firm”) on its behalf in connection with the Offering. The Placement Agent shall ensure that any Selling Firm member agrees with the Placement Agent to comply with the covenants and obligations given by the Placement Agent herein, including to comply with applicable laws, including securities laws, and the terms of this Agreement in connection with the offer and sale of the Securities. Certain affiliates of the Placement Agent may participate in the Offering by purchasing some of the Placement Agent Securities, providing they do not breach any applicable laws in so doing. The sale of Placement Agent Securities to any Purchaser will be evidenced by a securities purchase agreement (the “Purchase Agreement”) between the Company and the Purchasers, in a form reasonably acceptable to the Company and the Purchasers. Capitalized terms that are not otherwise defined herein have the meanings given to such terms in the Purchase Agreement. Prior to the signing of the Purchase Agreement, officers of the Company will be available to answer reasonable inquiries from prospective Purchasers.

SECTION 1.             REPRESENTATIONS AND WARRANTIES OF THE COMPANY; COVENANTS OF THE COMPANY.

A.              Representations of the Company. With respect to the Placement Agent Securities, each of the representations and warranties (together with any related disclosure schedules thereto) and covenants made by the Company to the Purchasers in the Purchase Agreement in connection with the Offering, is hereby incorporated herein by reference into this Agreement (as though fully restated herein) and is, as of the date of this Agreement and as of the Closing Date, hereby made to, and in favor of, the Placement Agent. In addition to the foregoing, the Company represents and warrants that there are no affiliations with any Financial Industry Regulatory Authority (“FINRA”) member firm among the Company's officers, directors or, to the knowledge of the Company, any five percent (5.0%) or greater shareholder of the Company.

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B.               Covenants of the Company. The Company covenants and agrees to use its commercially reasonable efforts to continue to retain (i) a firm of independent PCAOB registered public accountants for a period of at least three (3) years after the Closing Date; and (ii) a competent transfer agent, which, for certainty, shall include the Company’s current transfer agent, with respect to the Placement Agent Securities for a period of three (3) years after the Closing Date. Furthermore, for ninety (90) days after the Closing Date of the Offering, the Company shall not issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Common Shares or Common Share Equivalents (as defined in the Purchase Agreement) without the prior written consent of the Placement Agent, such consent not to be unreasonably withheld, delayed or conditioned. Notwithstanding the foregoing, this Section 1.B shall not apply in respect of any Exempt Issuance.

SECTION 2.            REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PLACEMENT AGENT. The Placement Agent represents and warrants that it (i) is a member in good standing of FINRA, (ii) is registered as a broker/dealer under the Exchange Act, (iii) is licensed as a broker/dealer under the laws of the United States of America, applicable to the offers and sales of the Placement Agent Securities by the Placement Agent, (iv) is and will be a corporate body validly existing under the laws of its jurisdiction of incorporation, and (v) has full power and authority to enter into and perform its obligations under this Agreement. The Placement Agent will immediately notify the Company in writing of any change in its status with respect to subsections (i) through (v) above. The Placement Agent covenants that it will conduct the Offering hereunder in compliance with the provisions of this Agreement and the requirements of applicable law and will offer, and shall require any Selling Firm to offer, for sale and sell the Securities only in those jurisdictions where they may be lawfully offered for sale or sold. In addition, the Placement Agent will not, directly or indirectly, offer, sell or deliver any Securities to any person except in a manner which will not require the Company to comply with the registration, prospectus, filing or other similar requirements under the applicable laws relating to securities of such jurisdictions. The Placement Agent covenants to ensure any Selling Firm appointed shall: (i) be compensated by the Placement Agent from its compensation hereunder; and (ii) agree to comply with the covenants and obligations given by the Placement Agent herein.

SECTION 3.             COMPENSATION.

A.       In consideration of the services to be provided for hereunder, the Company shall pay to the Placement Agent or its designees a total cash fee equal to 6.5% of the gross proceeds from the sale of the Placement Agent Securities under the Offering (the “Cash Fee”). The Cash Fee shall be paid on the Closing Date.

B.        The Company shall reimburse the Placement Agent for (i) reasonable accountable legal expenses incurred by the Placement Agent in connection with the Offering up to the amount of US$50,000 and (ii) non-accountable expenses (the “NAE”) including, but not limited to, IPREO software related expenses, background check(s), tombstones, marketing related expenses; i.e. roadshow, et. al, and any other expenses incurred by the Placement Agent in connection with the Offering; provided, however, that such reimbursement amount shall not in any way limits or impairs the indemnification and contribution provisions of this Agreement. The NAE shall not exceed US$15,000. The NAE shall be paid on the Closing Date.

C.       To the extent applicable, the Placement Agent reserves the right to reduce any item of compensation or adjust the terms thereof as specified herein in the event that a determination shall be made by FINRA to the effect that the Placement Agent’s aggregate compensation is in excess of FINRA Rules or that the terms thereof require adjustment.

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SECTION 4.             INDEMNIFICATION.

A.              To the extent permitted by law, with respect to the Placement Agent Securities, the Company will indemnify the Placement Agent and its affiliates, stockholders, directors, officers, employees, members and controlling persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) against all losses, claims, damages, expenses and liabilities, as the same are incurred (including the reasonable fees and expenses of counsel), relating to or arising out of the Offering or the Placement Agent’s services pursuant to this Agreement, except to the extent that any losses, claims, damages, expenses or liabilities (or actions in respect thereof) are found in a final judgment (not subject to appeal) by a court of law to have resulted primarily and directly from the Placement Agent’s willful misconduct, fraud or gross negligence in performing the services described herein.

B.               Promptly after receipt by the Placement Agent of notice of any claim or the commencement of any action or proceeding with respect to which the Placement Agent is entitled to indemnity hereunder, the Placement Agent will notify the Company in writing of such claim or of the commencement of such action or proceeding, but failure to so notify the Company shall not relieve the Company from any obligation it may have hereunder, except and only to the extent such failure results in the forfeiture by the Company of substantial rights and defenses. If the Company so elects or is requested by the Placement Agent, the Company will assume the defense of such action or proceeding and will employ counsel reasonably satisfactory to the Placement Agent and will pay the fees and expenses of such counsel. Notwithstanding the preceding sentence, the Placement Agent will be entitled to employ counsel separate from counsel for the Company and from any other party in such action if counsel for the Placement Agent reasonably determines that it would be inappropriate under the applicable rules of professional responsibility for the same counsel to represent both the Company and the Placement Agent. In such event, the reasonable fees and disbursements of no more than one such separate counsel will be paid by the Company, in addition to fees of local counsel. The Company will have the right to settle the claim or proceeding, provided that the Company will not settle any such claim, action or proceeding without the prior written consent of the Placement Agent, which will not be unreasonably withheld.

C.               The Company agrees to notify the Placement Agent promptly of the assertion against it or any other person of any claim or the commencement of any action or proceeding relating to a transaction contemplated by this Agreement.

D.              If for any reason the foregoing indemnity is unavailable to the Placement Agent or insufficient to hold the Placement Agent harmless, then the Company shall contribute to the amount paid or payable by the Placement Agent as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and the Placement Agent on the other, but also the relative fault of the Company on the one hand and the Placement Agent on the other that resulted in such losses, claims, damages or liabilities, as well as any relevant equitable considerations. The amounts paid or payable by a party in respect of losses, claims, damages and liabilities referred to above shall be deemed to include any legal or other fees and expenses incurred in defending any litigation, proceeding or other action or claim. Notwithstanding the provisions hereof, the Placement Agent’s share of the liability hereunder shall not be in excess of the amount of fees actually received, or to be received, by the Placement Agent under this Agreement (excluding any amounts received as reimbursement of expenses incurred by the Placement Agent).

E.               These indemnification provisions shall remain in full force and effect whether or not the transaction contemplated by this Agreement is completed and shall survive the termination of this Agreement, and shall be in addition to any liability that the Company might otherwise have to any indemnified party under this Agreement or otherwise.

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SECTION 5.             ENGAGEMENT TERM. The Placement Agent’s engagement hereunder will be until the Closing Date of the Offering. The date of termination of this Agreement is referred to herein as the “Termination Date.” The Company may elect to terminate the engagement hereunder for any reason prior to the Termination Date but will remain responsible for fees pursuant to Section 3 hereof with respect to the Placement Agent Securities if sold in the Offering. Notwithstanding anything to the contrary contained herein, the provisions concerning the Company’s obligation to pay any fees actually earned pursuant to Section 3 hereof and the provisions concerning confidentiality, indemnification and contribution contained herein will survive any expiration or termination of this Agreement. If this Agreement is terminated prior to the completion of the Offering, all fees due to the Placement Agent shall be paid by the Company to the Placement Agent as soon as practicable after the Termination Date (in the event such fees are earned or owed as of the Termination Date).

SECTION 6.             PLACEMENT AGENT AND COMPANY INFORMATION.

A.	The Company agrees that any information or advice rendered by the Placement Agent in connection with this engagement is for the confidential use of the Company only in their evaluation of the Offering and, except as otherwise required by law (including the policies of any applicable stock exchange), the Company will not disclose or otherwise refer to the advice or information in any manner without the Placement Agent’s prior written consent.

B.	For purposes of this Agreement, “Confidential Information” with respect to the Company includes information concerning the Company and any other financial, operating and materials concerning the Company, or any interested party, its direct and indirect subsidiaries, which is furnished to the Placement Agent or to any of its directors, officers, employees, agents or advisors (the “Representatives”) by the Company or any director, officer, employee, financial or accounting advisor, legal advisor, representative or other agent of the Company and includes all information, data and materials relating to the Company which was furnished by the Company to the Placement Agent. The term “Confidential Information” does not include information which (i) becomes generally available to the public other than as a result of a disclosure by the Placement Agent not permitted hereunder; (ii) was described by the Company to the Placement Agent in writing as non-confidential prior to its disclosure to the Placement Agent by the Company; (iii) becomes available to the Placement Agent on a non-confidential basis from a source other than the Company, provided that such source is, to the knowledge of Placement Agent, not bound by a confidentiality agreement with, or other confidentiality obligation to the Company; or (iv) is independently developed by the Placement Agent without reference to any Confidential Information.

C.	The Placement Agent agrees to keep Confidential Information in strict confidence and shall not disclose such Confidential Information without the prior written approval of the Company except as may be required by law or in connection with legal or regulatory proceedings. If the Placement Agent is requested to disclose Confidential Information as a legal requirement or as part of a legal or regulatory process, the Placement Agent shall provide the Company with prompt notice of such requirement prior to any such disclosure so that the Company can take whatever action that it wishes to take in relation to such request. This obligation shall terminate two years following completion or termination of this Agreement.

D.	The Placement Agent agrees not to use any Confidential Information for any other purpose except as contemplated in this Agreement.

E.	The Placement Agent shall safeguard and strictly control the dissemination of the Confidential Information and restrict the dissemination to such of the Representatives who need to know such information (it being agreed by the Placement Agent that such Representatives will be informed by the Placement Agent of the confidential nature of such Confidential Information and shall be directed by the Placement Agent to treat such Confidential Information confidentially).

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SECTION 7.             NO FIDUCIARY RELATIONSHIP. This Agreement does not create, and shall not be construed as creating rights enforceable by any person or entity not a party hereto, except those entitled hereto by virtue of the indemnification provisions hereof. The Company acknowledges and agrees that the Placement Agent is not and shall not be construed as a fiduciary of the Company and shall have no duties or liabilities to the equity holders or the creditors of the Company or any other person by virtue of this Agreement or the retention of the Placement Agent hereunder, all of which are hereby expressly waived.

SECTION 8.            CLOSING. The obligations of the Placement Agent, and the closing of the sale of the Placement Agent Securities hereunder are subject to the accuracy, when made and on the Closing Date, of the representations and warranties on the part of the Company contained herein and in the Purchase Agreement, to the performance by the Company of its obligations hereunder, and to each of the following additional terms and conditions, except as otherwise disclosed to and acknowledged and waived by the Placement Agent:

A.              All corporate proceedings and other legal matters incident to the authorization, form, execution, delivery and validity of each of this Agreement, the Placement Agent Securities, and all other legal matters relating to this Agreement and the transactions contemplated hereby with respect to the Placement Agent Securities shall be reasonably satisfactory in all material respects to the Placement Agent.

B.               The Placement Agent shall have received from each of U.S. Company Counsel and Canadian Company Counsel such counsels’ written opinions with respect to the Securities as contemplated in the Purchase Agreement, addressed to the Placement Agent and dated as of the Closing Date, in form and substance reasonably satisfactory to the Placement Agent.

C.               The Placement Agent shall have received customary certificates of the Company’s Chief Executive Officer and Chief Financial Officer, as to the accuracy of the representations and warranties contained in the Purchase Agreement, and certifying that the Company’s charter documents are true and complete, have not been modified and are in full force and effect; (ii) that the resolutions of the Company’s Board of Directors relating to the Offering are in full force and effect and have not been modified; and (iii) as to the incumbency of the officers of the Company executing documents in connection with the Offering.

D.              The Placement Agent shall have received an executed 90-day lock-up agreement from certain directors and executive officers of the Company, with customary and other carve-outs.

E.               The Common Shares shall be registered under the Exchange Act. No later than the business day following the date of the Purchase Agreement, the Company shall submit an application for conditional approval to list or quote all Common Shares sold in the Offering on the Toronto Stock Exchange (the “TSX”); as of the Closing Date, satisfactory evidence of such filing shall be provided to the Placement Agent, acting reasonably; and, as soon as practicable upon receipt thereof, the Company shall provide to the Placement Agent evidence of conditional approval to list or quote all Common Shares sold in the Offering on the TSX. As of the Closing Date, the Company shall have made appropriate filings to list or quote all Common Shares sold in the Offering on the Nasdaq Capital Market (“Nasdaq”), and satisfactory evidence of such filing shall have been provided to the Placement Agent, acting reasonably. The Company shall have taken no action designed to, or likely to have the effect of terminating the registration of the Common Shares under the Exchange Act or delisting or suspending from trading the Common Shares from the TSX or the Nasdaq, nor will the Company have received any information suggesting that the Commission or the TSX or the Nasdaq is contemplating terminating such registration or listing.

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F.               No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any governmental agency or body which would, as of the Closing Date, prevent the issuance or sale of the Placement Agent Securities or have a Material Adverse Effect; and no injunction, restraining order or order of any other nature by any federal or state court of competent jurisdiction shall have been issued as of the Closing Date which would prevent the issuance or sale of the Placement Agent Securities or have a Material Adverse Effect.

G.              The Company shall have entered into the Purchase Agreement and such agreement shall be in full force and effect and shall contain representations, warranties and covenants of the Company as agreed upon between the Company and the Purchasers.

If any of the conditions specified in this Section 8 shall not have been fulfilled when and as required by this Agreement, all obligations of the Placement Agent hereunder may be cancelled by the Placement Agent at, or at any time prior to, the Closing Date. Notice of such cancellation shall be given to the Company in writing or orally. Any such oral notice shall be confirmed promptly thereafter in writing.

SECTION 9.            GOVERNING LAW. This Agreement will be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made and to be performed entirely in such State. This Agreement may not be assigned by either party without the prior written consent of the other party. This Agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective successors and permitted assigns. Any right to trial by jury with respect to any dispute arising under this Agreement or any transaction or conduct in connection herewith is waived. Any dispute arising under this Agreement may be brought into the courts of the State of New York or into the Federal Court located in New York, New York and, by execution and delivery of this Agreement, the Company hereby accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of aforesaid courts. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by delivering a copy thereof via overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If either party shall commence an action or proceeding to enforce any provisions of this Agreement, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorney's fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

  SECTION 10.         ENTIRE AGREEMENT/MISCELLANEOUS. This Agreement embodies the entire agreement and understanding between the parties hereto, and supersedes all prior agreements and understandings, relating to the subject matter hereof, including the engagement letter dated June 22, 2022 between the Placement Agent and the Company. If any provision of this Agreement is determined to be invalid or unenforceable in any respect, such determination will not affect such provision in any other respect or any other provision of this Agreement, which will remain in full force and effect. This Agreement may not be amended or otherwise modified or waived except by an instrument in writing signed by both the Placement Agent and the Company. The representations, warranties, agreements and covenants contained herein shall survive the Closing Date of the Offering and delivery of the Placement Agent Securities for a period of two years from the Closing Date. This Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or a .pdf format file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or .pdf signature page were an original thereof.

EXECUTION VERSION

SECTION 12.           NOTICES. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is sent to the email address specified on the signature pages attached hereto prior to 6:30 p.m. (New York City time) on a business day, (b) the next business day after the date of transmission, if such notice or communication is sent to the email address on the signature pages attached hereto on a day that is not a business day or later than 6:30 p.m. (New York City time) on any business day, (c) the third business day following the date of mailing, if sent by U.S. internationally recognized air courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages hereto.

SECTION 13.           Press Announcements. The Company agrees that the Placement Agent shall, provided the Offering is completed, on and after the Closing Date, have the right to reference the Offering and the Placement Agent’s role in connection therewith in the Placement Agent’s marketing materials and on its website and to place advertisements in financial and other newspapers and journals, in each case at its own expense, in each case, to the extent permitted by applicable securities laws.

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Please confirm that the foregoing correctly sets forth our agreement by signing and returning to the Placement Agent the enclosed copy of this Agreement.

Very truly yours,

A.G.P./ALLIANCE GLOBAL PARTNERS

By:	/s/ Thomas J. Higgins
Name: Thomas J. Higgins
Title: Managing Director

Address for notice:
590 Madison Avenue 36th Floor New York, New York 10022 Attn: Thomas J. Higgins Email: thiggins@allianceg.com

EXECUTION VERSION

Accepted and Agreed to as of

the date first written above:

VIQ SOLUTIONS INC.

By:	/s/ Sebastien Paré
Name: Sebastien Paré
Title: Chief Executive Officer

Address for notice:

5915 Airport Road, Suite 700

Mississauga, Ontario

L4V 1T1

Attention: Sebastien Paré, Chief Executive Officer

Email: spare@viqsolutions.com

[Signature Page to Placement Agency Agreement.]